UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Innoviva, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

45781M101
(CUSIP Number)

Mark DiPaolo
Senior Partner and General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101 SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,414,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,414,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,414,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 45781M101 SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,414,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,414,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,414,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%
14	TYPE OF REPORTING PERSON IN, HC

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The persons filing this Schedule 13D are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The funds and other private investment vehicles (collectively, the “Sarissa Funds”), for which Sarissa Capital acts as the investment advisor, directly own the Shares.  Sarissa Capital may be deemed to have beneficial ownership over the Shares directly held by the Sarissa Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares held by them.

Dr. Denner is the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital, accordingly, Dr. Denner may be deemed to have beneficial ownership over the Shares directly held by the Sarissa Funds by virtue of such positions.

(b) The principal business address of Sarissa Capital and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830.

(c) Sarissa Capital’s principal business is serving as investment advisor to the Sarissa Funds.  The principal business of each of the Sarissa Funds is making investments. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sarissa Capital is set forth in Schedule A attached hereto.

(d) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)  Sarissa Capital is a Delaware limited partnership. Dr. Denner is a citizen of the United States of America.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 20, 2021, Innoviva, Inc. (the “Issuer”) entered into a share repurchase agreement (the “Share Repurchase Agreement”) to purchase 32,005,260 Shares from Glaxo Group Limited (“GSK”) (the “Transaction”), representing all of the Shares or other capital interests of the Issuer owned by GSK or its affiliates, for an aggregate purchase price of $392,064,435. The closing of the purchase under the Share Repurchase Agreement occurred on May 25, 2021.  The Reporting Persons believe the Shares are undervalued and that the Transaction is in the best interests of all shareholders of the Issuer.

In order to provide proceeds to the Issuer to fund a portion of the Transaction, Innoviva Strategic Partners LLC (“Strategic Partners”), a wholly owned subsidiary of the Issuer, received a distribution of $110,000,000 from ISP Fund LP (the “Partnership”), in accordance with that certain Letter Agreement, dated May 20, 2021, by and among Strategic Partners, the Partnership and Sarissa Capital Fund GP LP (the “Letter Agreement”). Under the terms of the Letter Agreement, Strategic Partners has committed to make additional capital contributions to the Partnership in an amount equal to the distribution prior to March 31, 2022.

The foregoing description of the Letter Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 4 hereto, and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 (a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,414,000 Shares representing approximately 9.24% of the Issuer’s outstanding Shares (based upon 101,408,012 Shares stated to be outstanding as of April 19, 2021, by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021, minus the 32,005,260 Shares purchased by the Issuer in the Transaction).

(b) For purposes of this Schedule 13D:

All of the Shares for which Sarissa Capital and Dr. Denner may be deemed to have beneficial ownership are held directly by the Sarissa Funds for which Sarissa Capital serves as the investment advisor. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,414,000 Shares held by the Sarissa Funds.

By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,414,000 Shares held by the Sarissa Funds.

(c)  The Reporting Persons did not transact in the Shares in the past 60 days.

Item 7.  Material to be Filed as Exhibits

Exhibit 4
Letter Agreement, by and among Innoviva Strategic Partners LLC, ISP Fund LP and Sarissa Capital Fund GP LP, dated May 20, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

/s/Alexander J. Denner
Alexander J. Denner

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital
Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital
Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital
Eric Vincent	President of Sarissa Capital